Exhibit 99.4

Annual and Extraordinary General Meeting of Shareholders of Alarum Technologies Ltd.

Date: September 9, 2024

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ **Use pen only**

Agenda		For	Against	Abstain
1.	To re-appoint PwC Israel as the independent auditor of the Company and to authorize the Board of Directors of the Company to determine their remuneration, until the next annual general meeting of the Company's shareholders.	☐	☐	☐
2.				
2a	To re-appoint Mr. Moshe Tal as a Class II independent director of the Company for a term of three years that expires at the third annual general meeting of the Company's shareholders following such re-election and until he ceases to serve in her office in accordance with the provisions of the Company's Amended Articles of Association or any law, whichever is the earlier.	☐	☐	☐
2b	To re-appoint Mr. Shachar Daniel as Class II director of the Company for a term of three years that expires at the third annual general meeting of the Company's shareholders following such election and until he ceases to serve in his office in accordance with the provisions of the Company's Amended Articles of Association or any law, whichever is the earlier.	☐	☐	☐
3.	To approve a grant of RSUs to Mr. Shachar Daniel, the Company's Chief Executive Officer and a director.	☐	☐	☐
4.	To approve an annual bonus for Mr. Shachar Daniel, the Company's Chief Executive Officer and a director, for overachieving measurable targets in the year 2023.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

______________________ Please Sign Here ______________________ Please Date Above

______________________ Please Sign Here ______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual and Extraordinary General Meeting of Shareholders of Alarum Technologies Ltd. to be Held on September 9, 2024 for Holders as of August 8, 2024

INTERNET

Go To
adrproxy@bnymellon.com
- Cast your vote online.
- View Meeting Documents.

OR

MAIL

- **Mark, sign and date your Voting Instruction Form.**
- **Detach your Voting Instruction Form.**
- **Return your Voting Instruction Form in the postage-paid envelope provided.**

All votes must be received by 12:00 p.m. E.T. on September 3, 2024

For additional information, please visit:
http://alarum.io/general-meetings/

PROXY TABULATOR FOR
ALARUM TECHNOLOGIES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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Alarum Technologies Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on September 3, 2024) The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Alarum Technologies Ltd . (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business on August 8 , 2024 , at the Annual and Extraordinary General Meeting of Shareholders of the Company, to be held on September 9 , 2024 at 3 : 00 p . m . (Israel time) , at the Company’s counsels’ offices at 28 Ha’Arbaa Street, Hagag Tower, North Building, 34 th floor, Tel Aviv, Israel, or at any adjournment thereof, in respect to the resolutions specified on the reverse side, which are more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting . NOTE: 1. Please direct the Depositary how it is to vote by placing “X” in the appropriate box opposite each agenda item . 2. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned . If no direction is made with respect to any matter, this Proxy will be voted FOR such matter . Any and all proxies heretofore given by the undersigned are hereby revoked . 3. By signing and submitting this proxy card, you declare that you are not a controlling shareholder of Alarum Technologies Ltd . (as defined in the Israeli Companies Law 5759 - 1999 ) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the 2024 annual and extraordinary general meeting of shareholders, which require such declaration under the Companies Law, except as notified to Alarum Technologies Ltd . via Email to Mr . Shai Avnit, e - mail address : shai . avnit@alarum . io The board of directors (the “Board of Directors”) recommends voting in favor of the proposed resolutions. (Continued and to be marked, dated and signed, on the reverse side) PROXY TABULATOR FOR ALARUM TECHNOLOGIES LTD P.O. BOX 8016 CARY, NC 27512 - 9903